DRAFT

This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
BOARD OF DIRECTORS TRANSITIONS

AIM & TSX:  “TGL” & NASDAQ:  “TGA”

Calgary, Alberta, March 20, 2020 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces changes to the composition of its Board of Directors.

As previously announced, the Company continues with its planned and thoughtful Director succession.  At the Company’s Annual General and Special Meeting scheduled May 13, 2020, the following current Directors will be standing for election:

David Cook, Carol Bell, Ross Clarkson, Ed LaFehr, Steven Sinclair, and Randy Neely.

Ms. Susan MacKenzie has decided to retire from the Board and will not stand for election at the Company’s Annual General and Special Meeting on May 13, 2020.  The Company wishes to thank Ms. MacKenzie for her guidance, leadership and significant contributions over the past six years.  We wish Sue all the best in the future.

Dr. Timothy Robertson Marchant (age 69) has been appointed to the Board as a non-executive independent director effective March 20, 2020. Dr. Marchant is the Adjunct Professor of Strategy and Energy Geopolitics at the Haskayne School of Business of the University of Calgary in Calgary, Alberta Canada.  Dr. Marchant has extensive international E&P experience with various small, medium and major E & P companies over his 30+ year career, including living and working in Egypt, Kuwait, Abu Dhabi and Saudi Arabia.

Dr. Marchant currently holds or has held the following directorships or partnerships over the last five years:

Current Directorships (Public Entities)

•	Vermilion Energy Inc.
•	Valeura Energy Inc.
•	Cub Energy Inc.

Current Directorships (Private and Not-for Profit)

•	The Bowness Group Ltd.

Dr. Marchant will stand for election at the Company’s Annual General and Special Meeting on May 13, 2020.

DRAFT

Save as disclosed above, there are no further disclosures required to be made in respect of the appointment under Schedule 2(g) or Rule 17 of the AIM Rules for Companies.

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:
TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Sole Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

FTI Consulting (Financial PR)	+44 (0) 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan

Tailwind Associates (Investor Relations)
Darren Engels	darren@tailwindassociates.ca http://www.tailwindassociates.ca +1 403.618.8035 investor.relations@trans-globe.com http://www.trans-globe.com +1 403.264.9888